

SECURIT 07005341 SSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III



RECEIVED
MAR 2007
PROCESSING
WASH

SEC FILE NUMBER
8- 2018

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2006 (MM/DD/YY) AND ENDING December 31, 2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: First Albany Capital Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

677 Broadway
(No. and Street)

Albany (City) NY (State) 12207 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Brian Coad (518) 447-8595
(Area Code Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers, LLP
(Name – *if individual, state last, first, middle name*)

677 Broadway (Address) Albany (City) NY (State) 12207 (Zip Code)

PROCESSED
MAR 2 2 2007
THOMSON FINANCIAL

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Peter McNierney, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of First Albany Capital Inc., as of December 31, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



LENORE AHLQUIST
Notary Public.State of New York
No. 01AH6081405
Qualified in Saratoga County
Commission Expires June 30,2007

Notary Public

Signature

President and C.E.O.
Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

x (o) Independent Auditor's report on internal accounting control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
677 Broadway
Albany, NY 12207
Telephone (518) 462 2030
Facsimile (518) 427 4499

Report of Independent Auditors

To the Board of Directors and Shareholder of
First Albany Capital Inc.

In our opinion, the accompanying statements of financial condition and the related statements of operations, changes in stockholder's equity, cash flows and changes in subordinated debt present fairly, in all material respects, the financial position of First Albany Capital Inc. (the "Company") at December 31, 2006 and 2005, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As disclosed in footnote 9 to the financial statements, the Company has had significant transactions with related parties.

As disclosed in footnote 12 to the financial statements, in 2006, the Company adopted Financial Statement Accounting Standards Board Statement No. 123(R) - *Share Based Payments.*

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in schedules I, IA, II and III is presented for the purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

Albany, New York
February 16, 2007

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
677 Broadway
Albany, NY 12207
Telephone (518) 462 2030
Facsimile (518) 427 4499

Report of Independent Auditors on Internal Control Required By SEC Rule 17a-5

To the Board of Directors and Shareholders of
First Albany Capital Inc.

In planning and performing our audit of the financial statements of First Albany Capital Inc. (the "Company") as of and for the year ended December 31, 2006, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e);
2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13;
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and
4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods

is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects, indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the New York Stock Exchange, the National Association of Securities Dealers, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

Albany, New York
February 16, 2007

FIRST ALBANY CAPITAL INC.
(A wholly owned subsidiary of First Albany Companies Inc.)

REPORT OF INDEPENDENT AUDITORS
ON THE FINANCIAL STATEMENTS AND
SUPPLEMENTAL SCHEDULES

PURSUANT TO RULE 17a-5 OF THE
SECURITIES AND EXCHANGE COMMISSION

Years Ended December 31, 2006 and 2005

INDEX TO FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES FILED PURSUANT TO RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005

Report of Independent Auditors

To the Board of Directors and Shareholder of
First Albany Capital Inc.

In our opinion, the accompanying statements of financial condition and the related statements of operations, changes in stockholder's equity, cash flows and changes in subordinated debt present fairly, in all material respects, the financial position of First Albany Capital Inc. (the "Company") at December 31, 2006 and 2005, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As disclosed in footnote 9 to the financial statements, the Company has had significant transactions with related parties.

As disclosed in footnote 12 to the financial statements, in 2006, the Company adopted Financial Statement Accounting Standards Board Statement No. 123(R) - *Share Based Payments.*

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in schedules I, IA, II and III is presented for the purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such Information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP
February 16, 2007

STATEMENTS OF FINANCIAL CONDITION
(In thousands of dollars)

		December 31 2006		December 31 2005
ASSETS				
Cash	$	1,566	$	1,209
Cash and securities segregated under federal regulations		5,200		7,100
Securities purchased under agreements to resell		14,083		27,824
Receivables from:				
Brokers, dealers and clearing agencies		10,401		35,996
Customers		2,898		5,346
Affiliates		156		2,200
Others		5,792		5,663
Securities owned, at market value		187,774		190,104
Other assets		1,846		2,127
Total assets	$	229,716	$	277,569
LIABILITIES AND STOCKHOLDER'S EQUITY				
Liabilities				
Short-term bank loans	$	128,525	$	150,075
Payables to:				
Brokers, dealers and clearing agencies		5,258		4,636
Customers		1,153		3,263
Parent and affiliates		3,524		6,015
Others		6,871		12,618
Securities sold, but not yet purchased, at market value		15,989		28,439
Accounts payable		2,689		3,127
Accrued compensation		26,960		22,734
Accrued expenses		2,979		2,833
Total liabilities		193,948		233,740
Subordinated debt		4,424		5,307
COMMITMENTS AND CONTINGENCIES				
Stockholder's equity				
Preferred, voting, 6% cumulative, $10 par value; authorized 20,000 shares; none issued				
Common, voting, $.01 par value; authorized 5,000,000 shares; 100 issued and outstanding				
Additional paid-in capital		32,731		24,699
(Accumulated deficit)/Retained earnings		(1,387)		13,823
Total stockholder's equity		31,344		38,522
Total liabilities and stockholder's equity	$	229,716	$	277,569

The accompanying notes are an integral part of these financial statements

STATEMENTS OF OPERATIONS
(In thousands of dollars)

	December 31 2006	December 31 2005
Revenues		
Commissions	$ 11,684	$ 17,513
Principal transactions, net	45,265	38,551
Investment banking	46,794	47,073
Interest income	8,680	8,767
Fees and other	908	6,463
Total revenues	113,331	118,367
Interest expense	8,566	6,864
Net revenues	104,765	111,503
Expenses, excluding interest		
Compensation and benefits	84,427	83,515
Clearing, settlement and brokerage costs	5,952	8,313
Communications and data processing	10,926	11,533
Occupancy and depreciation	8,069	8,013
Selling	3,816	4,862
Other	4,569	3,312
Total expenses, excluding interest	117,759	119,548
Loss from continuing operations, before income taxes	(12,994)	(8,045)
Income tax expense	-	11,965
Loss from continuing operations	(12,994)	(20,010)
Loss from discontinued operations, net of taxes	(2,587)	(6,475)
Loss before cumulative effect of accounting change	(15,581)	(26,485)
Cumulative effect of accounting change, (net of taxes $0 in 2006)(see "Benefit Plans" note)	371	-
Net loss	$ (15,210)	$ (26,485)

The accompanying notes are an integral part of these financial statements

STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY
(In thousands of dollars, except for number of shares)

	Common Stock		Additional	(Accumulated Deficit)/	
	Shares	Amount	Paid-In Capital	Retained Earnings	Total
Balance, December 31, 2004	100	$ -	$ 16,503	$ 43,566	$ 60,069
Net loss				(26,485)	(26,485)
Dividends paid – Parent				(3,258)	(3,258)
Capital contribution – Parent			8,196		8,196
Balance, December 31, 2005	100	-	24,699	13,823	38,522
Net loss				(15,210)	(15,210)
Capital contribution – Parent			8,032		8,032
Balance, December 31, 2006	100	$ -	$ 32,731	$ (1,387)	$ 31,344

The accompanying notes are an integral part of these financial statements

STATEMENTS OF CASH FLOWS
(In thousands of dollars)

	Year Ended December 31 2006	Year Ended December 31 2005
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net loss	$ (15,210)	$ (26,485)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:		
Deferred income taxes	-	10,141
(Increase) decrease in operating assets:		
Cash and securities segregated under federal regulations	1,900	(7,100)
Securities purchased under agreements to resell	13,741	7,204
Net receivable from brokers, dealers and clearing agencies	26,217	12,594
Net receivable from customers	338	(392)
Securities owned and securities sold, but not yet purchased, net	(10,120)	(12,986)
Other assets	281	404
Increase (decrease) in operating liabilities:		
Net payable to others	(1,855)	1,466
Accounts payable and accrued expenses	3,934	(10,007)
Net cash provided by (used in) operating activities	19,226	(25,161)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Payable to Parent and affiliates, net	(447)	1,594
(Repayment of) proceeds from short-term bank loans, net	(21,550)	10,200
Payments on subordinated debt	(1,288)	(1,125)
Proceeds from subordinated debt	405	1,612
Net (decrease) increase in drafts payable	(4,021)	8,215
Capital contribution from Parent	8,032	8,196
Dividends paid to Parent	-	(3,258)
Net cash (used in) provided by financing activities	(18,869)	25,434
INCREASE IN CASH:	357	273
CASH AT BEGINNING OF THE YEAR:	1,209	936
CASH AT END OF THE YEAR:	$ 1,566	$ 1,209
SUPPLEMENTAL CASH FLOW DISCLOSURES:		
Income tax payments	$ 26	$ 437
Interest payments	$ 8,596	$ 6,572

The accompanying notes are an integral part of these financial statements

STATEMENTS OF CHANGES IN SUBORDINATED DEBT

(In thousands of dollars)

Subordinated debt at December 31, 2004	$ 4,820
Increases:	
Issuance of new subordinated debt	1,612
Decreases:	
Payment of subordinated debt	(1,125)
Subordinated debt at December 31, 2005	5,307
Increases:	
Issuance of new subordinated debt	405
Decreases:	
Payment of subordinated debt	(1,288)
Subordinated debt at December 31, 2006	$ 4,424

The accompanying notes are an integral
part of these financial statements

NOTES TO FINANCIAL STATEMENTS

NOTE 1. Significant Accounting Policies

First Albany Capital Inc. (the Company) is a wholly owned subsidiary of First Albany Companies Inc. (the Parent). The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers, Inc., the New York Stock Exchange and various other exchanges. The Company's primary businesses include securities brokerage for institutional customers and investment banking services to corporate and public clients primarily in the United States. Additionally, the Company engages in market-making and trading of corporate, government and municipal securities primarily in the United States.

Liquidity and Net Capital

The Company has experienced recurring losses. Continuing losses will impact the Company's liquidity and net capital. Management's plans in this regard include increasing revenue and reducing cash compensation and benefit costs by restructuring incentive compensation. Based upon management's plans, management believes it will have adequate resources and regulatory capital to continue operations for at least the next twelve months. However, there can be no assurance that management's plans will be achieved and accordingly continued losses could adversely effect the Company's liquidity and net capital.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Securities Transactions

Commission income from customers' securities transactions and related clearing and compensation expenses are reported on a trade date basis. Profit and loss arising from securities transactions entered into for the account of the Company are recorded on trade date and are included as revenues from principal transactions. Unrealized gains and losses resulting from valuing marketable securities at market value and securities not readily marketable at fair value as determined by management are also included as revenues from principal transactions. Open equity in futures is recorded at market value daily and the resultant gains and losses are included as revenues from principal transactions.

Investment Banking

Investment banking revenues include gains, losses and fees, net of transaction related expenses, arising from securities offerings in which the Company acts as an underwriter. Investment banking management fees are recorded on offering date, sales concessions on trade date, and underwriting fees at the time income is reasonably determinable. Investment banking revenues also include fees earned from providing merger, acquisition and financial advisory services and are recognized as services are earned.

Resale and Repurchase Agreements

Transactions involving purchases of securities under agreements to resell or sales of securities under agreements to repurchase are accounted for as collateralized financing transactions and are recorded at their contracted resale or repurchase amounts plus accrued interest. It is the policy of the Company to obtain possession of collateral with a market value equal to or in excess of the principal amount loaned under resale agreements. Collateral is valued daily and the Company may require counter parties to deposit additional collateral or return collateral pledged when appropriate.

At December 31, 2006, the Company had entered into a number of resale agreements with Mizuho Securities USA and First Tennessee valued at $14.1 million. At December 31, 2005, resale agreements were valued at $27.8 million. For both periods, the collateral held by the Company consists of government bonds and was equal to the approximate

principal amount loaned to Mizuho Securities USA and First Tennessee. These resale agreements may be cancelled or renewed on a daily basis by either the Company or the counter party.

Securities-Borrowing Activities

Securities borrowed are generally reported as collateralized financings and are recorded at the amount of cash collateral advanced. Securities borrowed transactions require the Company to deposit cash or other collateral with the lender. The Company monitors the market value of securities borrowed on a daily basis, with additional collateral obtained or refunded as necessary. The Company no longer engages in securities lending transactions.

Collateral

The Company receives collateral in connection with resale agreements and securities borrowed transactions. Under many agreements, the Company is permitted to sell or repledge these securities held as collateral and use the securities to secure repurchase agreements or to deliver to counter parties to cover short positions. The Company continues to report assets it has pledged as collateral in secured borrowing transactions and other arrangements when the secured party cannot sell or repledge the assets and does not report assets received as collateral in secured lending transactions and other arrangements because the debtor typically has the right to redeem the collateral on short notice.

Exchange Memberships

Exchange memberships are recorded at cost or, if an other than temporary impairment in value has occurred, at a value that reflects management's estimate of the impairment. There is no allowance recorded for impairment.

Drafts Payable

The Company maintains a group of "zero-balance" bank accounts which are included in payables to others on the Statements of Financial Condition. The balances in the "zero-balance" accounts represent outstanding checks that have not yet been presented for payment at the bank. The Company has sufficient funds on deposit to clear these checks, and these funds will be transferred to the "zero-balance" accounts upon presentment. The Company maintains one "zero-balance" account which is used as a cash management technique, permitted under Rule 15c3-3 of the Securities and Exchange Commission, to obtain federal funds for a fee, which is lower than prevailing interest rates, in amounts equivalent to amounts in customers' segregated funds accounts with a bank (See "Cash and Securities Segregated Under Federal Regulations" Note).

Comprehensive Income

The Company has no components of other comprehensive income; therefore, comprehensive income equals net income.

Derivative Financial Instruments

The Company does not engage in the proprietary trading of derivative securities with the exception of highly liquid treasury and municipal index futures contracts and options. These index futures contracts and options are used primarily to hedge securities positions in the Company's inventory. Futures contracts are executed on an exchange and cash settlement is made on a daily basis for market movements. Gains and losses on these financial instruments are included as revenues from principal transactions.

Fees and Other

The Company provides various services to its Parent and affiliates (e.g., executive management services, payroll and benefits, accounting, internal audit, etc.). The Company's income related to these services, which is included in fees and other on the Statements of Operations, was $0.5 million in 2006 and $4.7 million in 2005. As of February 2006, the Company no longer charges the Parent and affiliates for these services.

Securities Issued for Services

The Parent adopted the recognition provisions of FAS 123 effective January 1, 2003 using the prospective method of transition described in FAS 148, "Accounting for Stock-Based Compensation-Transition and Disclosure." Under the fair

value recognition provisions of FAS 123 and FAS 148, stock-based compensation cost as it relates to options is measured at the grant date based on the Black-Scholes value of the award and is recognized as expense over the vesting period on a straight-line basis for awards granted after December 31, 2002. Compensation expense for restricted stock awards is recorded for the fair market value of the stock issued. In the event that recipients are required to render future services to obtain full rights in the securities received, the compensation expense is deferred and amortized as a charge to income over the period that such rights vest to the recipient.

Effective January 1, 2006, the Company adopted FAS 123(R). In adopting FAS 123(R), the Company applied the modified prospective application transition method. Under the modified prospective application method, prior period financial statements are not adjusted. Instead, the Company will apply FAS 123(R) for new awards granted after December 31, 2005, any portion of awards that were granted after January 1, 1995 and have not vested by January 1, 2006 and any outstanding liability awards. The impact of applying the nominal vesting period approach for awards with vesting upon retirement eligibility and the non-substantive approach was immaterial. Upon adoption of FAS 123(R) on January 1, 2006, the Company recognized an after-tax gain of approximately $0.4 million as the cumulative effect of a change in accounting principle, primarily attributable to the requirement to estimate forfeitures at the date of grant instead of recognizing them as incurred. The estimated forfeiture rate for 2006 was 25% (see "Benefit Plan" Note).

Income Taxes

The Company files a consolidated federal and various combined state and local income tax returns with its Parent and separate tax returns with certain other states and localities. The income tax provision or benefit is computed on a separate return basis as a member of a controlled group and is allocated to the Company by its Parent.

Under the asset and liability method, deferred income taxes are recognized for the tax consequences of "temporary differences" by applying enacted statutory tax rates applicable for future years to differences between financial statement basis and tax basis of existing assets and liabilities. The effect of tax rate changes on deferred taxes is recognized in the income tax provision in the period that includes the enactment date.

Fair Value of Financial Instruments

The financial instruments of the Company are reported on the Statements of Financial Condition at market or fair value, or at carrying amounts that approximate fair values, because of the short maturity of the instruments except subordinated debt. The estimated fair value of subordinated debt at December 31, 2006, approximates its carrying value based on current rates available.

Statements of Cash Flows

For purposes of the Statements of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than 90 days that are not segregated under federal regulations or held for sale in the ordinary course of business.

Reclassification

The 2005 Statement of Operations has been reclassified to conform to the 2006 presentation due to the Company discontinuing its Taxable Fixed Income corporate bond division (see "Discontinued Operations" Note).

NOTE 2. Cash and Securities Segregated Under Federal Regulations

At December 31, 2006 and 2005, the Company segregated cash of $5.2 million and $7.1 million respectively, in a special reserve bank account for the benefit of customers under Rule 15c3-3 of the Securities and Exchange Commission.

NOTE 3. Receivables From and Payables To Brokers, Dealers and Clearing Agencies

Amounts receivable from brokers, dealers and clearing agencies consisted of the following at:

(In thousands of dollars)	December 31 2006	December 31 2005
Adjustment to record securities owned on a trade date basis, net	$ -	$ 23,190
Securities borrowed	455	179
Securities fail-to-deliver	3,841	4,086
Commissions receivable	2,146	2,928
Good faith deposits	-	1,112
Deposits with clearing organizations	3,959	4,501
Total	$ 10,401	$ 35,996

Amounts payable to brokers, dealers and clearing agencies consisted of the following at:

(In thousands of dollars)	December 31 2006	December 31 2005
Adjustment to record securities owned on a trade date basis, net	$ 2,173	$ -
Securities fail-to-receive	3,085	4,636
Total	$ 5,258	$ 4,636

Proprietary securities transactions are recorded on trade date, as if they had settled. The related amounts receivable and payable for unsettled securities transactions are recorded net in receivables or payables to brokers, dealers and clearing agencies on the Statements of Financial Condition.

NOTE 4. Receivables From and Payables To Customers

At December 31, 2006, receivables from customers are mainly comprised of the purchase of securities by institutional clients. Delivery of these securities is made only when the Company is in receipt of the funds from the institutional clients.

The majority of the Company's non-institutional customers' securities transactions, including those of officers, directors, employees and related individuals, are cleared through a third party under a clearing agreement. Under this agreement, the clearing agent executes and settles customer securities transactions, collects margin receivables related to these transactions, monitors the credit standing and required margin levels related to these customers and, pursuant to margin guidelines, requires the customer to deposit additional collateral with them or to reduce positions, if necessary. In the event the customer is unable to fulfill its contractual obligations, the clearing agent may purchase or sell the financial instrument underlying the contract, and as a result may incur a loss.

If the clearing agent incurs a loss, it has the right to pass the loss through to the Company which exposes the Company to off-balance-sheet risk. The Company has retained the right to pursue collection or performance from customers who do not perform under their contractual obligations and monitors customer balances on a daily basis along with the credit standing of the clearing agent. As the potential amount of losses during the term of this contract has no maximum, the Company believes there is no maximum amount assignable to this indemnification. At December 31, 2006, substantially all customer obligations were fully collateralized and the Company has not recorded a liability related to the clearing agent's right to pass losses through to the Company.

NOTE 5. **Securities Owned and Sold, But Not Yet Purchased**

Securities owned and sold, but not yet purchased, consisted of the following at December 31:

	2006		2005	
(In thousands of dollars)	Owned	Sold, But Not Yet Purchased	Owned	Sold, But Not Yet Purchased
Marketable Securities				
U.S. Government and federal agency obligations	$ 10,134	$ 15,262	$ 15,595	$ 26,723
State and municipal bonds	139,811	26	124,388	128
Corporate obligations	23,659	84	32,775	760
Equity securities	12,989	456	14,667	828
Options	258	161	-	-
Not Readily Marketable Securities				
Investment securities with no publicly quoted market	620	-	661	-
Investment securities subject to restrictions	303	-	2,018	-
Total	$ 187,774	$ 15,989	$ 190,104	$ 28,439

Securities not readily marketable include investment securities (a) for which there is no market on a securities exchange or no independent publicly quoted market, (b) that cannot be publicly offered or sold unless registration has been effected under the Securities Act of 1933, or (c) that cannot be offered or sold because of other arrangements, restrictions or conditions applicable to the securities or to the Company.

NOTE 6. **Short-Term Bank Loans**

Short-term bank loans are made under a variety of bank lines of credit totaling $210.0 million of which $128.5 million is outstanding at December 31, 2006. These bank lines of credit consist of credit lines that the Company has been advised are available solely for financing securities inventory, but for which no contractual lending obligation exists and are repayable on demand. These loans are collateralized by eligible securities, including Company owned securities, subject to certain regulatory formulas. Typically, these lines of credit will allow the Company to borrow up to 85% to 90% of the market value of the collateral. These loans bear interest at variable rates based primarily on the Federal Funds interest rate. The weighted average interest rates on these loans are 5.74% and 4.68% at December 31, 2006 and 2005, respectively. At December 31, 2006, short-term bank loans are collateralized by Company owned securities, which are classified as securities owned, of $145.1 million.

The Company is contingently liable under bank stand-by letter of credit agreements, executed in connection with office lease activities, totaling $0.2 million at December 31, 2006. The letter of credit agreements were collateralized by Company owned securities with a market value of $0.2 million at December 31, 2006.

NOTE 7. **Payables To Others**

Amounts payable to others consisted of the following at December 31:

(In thousands of dollars)	2006	2005
Draft payables	$ 5,942	$ 9,963
Others	929	2,655
Total	$ 6,871	$ 12,618

The Company maintains a group of "zero-balance" bank accounts which are included in payables to others on the Statements of Financial Condition. Drafts payable represents the balances in these accounts related to outstanding checks that have not yet been presented for payment at the bank. The Company has sufficient funds on deposit to clear these checks, and these funds will be transferred to the "zero-balance" accounts upon presentment. The Company maintains one "zero-balance" account which is used as a cash management technique, permitted under Rule 15c3-3 of

the Securities and Exchange Commission, to obtain federal funds for a fee, which is lower than prevailing interest rates, in amounts equivalent to amounts in customers' segregated funds accounts with a bank (See "Cash and Securities Segregated Under Federal Regulations" Note).

NOTE 8. Commitments and Contingencies

Litigation

In the normal course of business, the Company has been named a defendant, or otherwise has possible exposure, in several claims. Certain of these are class actions, which seek unspecified damages that could be substantial. Although there can be no assurance as to the eventual outcome of litigation in which the Company has been named as a defendant or otherwise has possible exposure, the Company has provided for those actions most likely of adverse disposition. Although further losses are possible, the opinion of management, based upon the advice of its attorneys, is that such litigation will not, in the aggregate, have a material adverse effect on the Company's liquidity, financial position or cash flow, although it could have a material effect on quarterly or annual operating results in the period in which it is resolved.

In the ordinary course of business, the Company is called upon from time to time to answer inquiries and subpoenas on a number of different issues by self-regulatory organizations, the SEC and various state securities regulators. In recent years, there has been an increased incidence of regulatory enforcement in the United States involving organizations in the financial services industry, and the Company is no exception. We are not always aware of the subject matter of the particular inquiry or the ongoing status of a particular inquiry. As a result of some of these inquiries, the Company has been cited for technical operational deficiencies. Although there can be no assurance as to the eventual outcome of these proceedings, none of these inquiries has to date had a material effect upon the business or operations of the Company.

Without admitting or denying any wrongdoing or liability, on December 28, 2006, the Company's wholly owned subsidiary, First Albany Capital Inc. ("First Albany"), entered into a settlement agreement with Arthur Murphy, a former member of the Board of Directors and an Executive Managing Director of the Company in connection with an arbitration claim that he had filed against First Albany. In connection with his termination of employment by First Albany as Executive Managing Director, Mr. Murphy filed an arbitration claim against First Albany, Alan Goldberg, former President and Chief Executive Officer, and George McNamee, Chairman of First Albany Companies Inc. with the National Association of Securities Dealers on June 24, 2005. The claim alleged damages in the amount of $8 million based on his assertions that he was fraudulently induced to remain in the employ of First Albany.

Collateral

The Company receives collateral in connection with resale agreements and securities borrowed transactions. Under many agreements, the Company is permitted to sell or repledge these securities held as collateral and use the securities to secure repurchase agreements or to deliver to counter parties to cover short positions. The Company continues to report assets it has pledged as collateral in secured borrowing transactions and other arrangements when the secured party cannot sell or repledge the assets and does not report assets received as collateral in secured lending transactions and other arrangements because the debtor typically has the right to redeem the collateral on short notice.

The fair value of securities received as collateral, where the Company is permitted to sell or repledge the securities consisted of the following as of December 31:

(In thousands of dollars)	2006	2005
Securities purchased under agreements to resell	$ 13,990	$ 27,804
Securities borrowed	442	177
Total	$ 14,432	$ 27,981

As of December 31, 2006, no collateral had been sold or repledged.

Other

The Company enters into underwriting commitments to purchase securities as part of its investment banking business. Also, the Company may purchase and sell securities on a when-issued basis. As of December 31, 2006, the Company

had $0.4 million in outstanding underwriting commitments and had purchased or sold no securities on a when-issued basis.

As of December 31, 2006, the Company has guaranteed compensation payments of $10.8 million payable over the next four years related to various compensation arrangements with its employees.

NOTE 9. Related Party Transactions

Securities Transactions

The Company clears securities transactions for its Parent and affiliates, and certain of the Parent's investments are managed by an affiliate. Revenues and expenses associated with these transactions are nominal.

Advances

The Company periodically provides advances to its Parent and affiliates or receives advances from its Parent and affiliates. Typically, advances are to fund certain operating expenses, tax payments and capital purchases. These advances are included in Receivables from and Payable to Parent and affiliates on the Statements of Financial Condition.

The Company received interest income ($0.1 million in 2006 and $0.2 million in 2005) related to advances it provides to the Parent and affiliates, and interest expense ($0.3 million in 2006 and $0.1 million in 2005) related to the advances it receives from the Parent and affiliates. These amounts are included in either interest income or interest expense in the Company's Statements of Operations.

During 2006 and 2005, the Parent sold to the Company certain publicly traded investments, valued at market value on the trade date, to reduce its liability to the Company and to contribute additional capital to the Company.

Other

To the extent that employees of the Company participate in certain stock based benefit plans sponsored by the Company's Parent, the expense associated with these plans is recognized by the Company and either a liability to the Parent or capital contribution by the Parent is recognized. Any tax benefits related to these benefit plans are also recognized by the Company.

The Company provides various services to its Parent and affiliates (e.g., executive management services, payroll and benefits, accounting, internal audit, etc.). The Company's income related to these services, which is included in fees and other on the Statements of Operations, was $0.5 million in 2006 and $4.7 million in 2005. As of February 2006 the Company no longer charges the Parent and affiliates for these services.

Leases

The Company's headquarters, sales offices and certain office and communication equipment are leased by the Parent under noncancellable operating leases, certain of which contain escalation clauses that expire at various times through 2015. Certain leases also contain renewal options. The Company is charged by the Parent for the use of such offices. The Company's annual rental expenses relating to these offices for the years ended December 31, 2006 and 2005, approximated $5.2 million and $5.3 million, respectively.

The Parent's future minimum annual lease payments, net of sublease rental income related to offices used by the Company are as follows:

(In thousands of dollars)	Future Minimum Lease Payments	Sublease Rental Income	Net Lease Payments
2007	$ 6,763	$ 1,126	$ 5,637
2008	5,310	809	4,501
2009	2,462	100	2,362
2010	2,361	100	2,261
2011	2,366	100	2,266
Thereafter to 2015	6,607	191	6,416
Total	$ 25,869	$ 2,426	$ 23,443

Additionally, the Company paid the Parent annual rental expenses of $2.5 million and $3.0 million under a month-to-month agreement for office equipment and leasehold improvements in 2006 and 2005, respectively.

NOTE 10. Subordinated Debt

A select group of management and highly compensated employees are eligible to participate in the First Albany Companies Inc. Deferred Compensation Plan for Key Employees (the "Plan"). The employees enter into subordinate loans with the Company to provide for the deferral of compensation and employer allocations under the Plan. The accounts of the participants of the Plan are credited with earnings and/or losses based on the performance of various investment benchmarks selected by the participants. Maturities of the subordinated debt are based on the distribution election made by each participant, which may be deferred to a later date by the participant. The amount of subordinate loans under the Plan at December 31, 2006 was $4.4 million.

Principal debt repayment requirements as of December 31, 2006, are as follows:

(In thousands of dollars)	
2007	$ 1,462
2008	1,299
2009	465
2010	287
2011	108
2012 to 2016	803
	$ 4,424

The New York Stock Exchange has approved the Company's subordinated debt agreements disclosed above. Pursuant to these approvals, these amounts are allowable in the Company's computation of net capital (see Schedule I – "Computation of Net Capital Under Rule 15c3-1").

NOTE 11. Income Taxes

The Company files a consolidated federal and various combined state and local income tax returns with its Parent and separate tax returns with certain other states and localities. The income tax provision or benefit is computed on a separate return basis as a member of a controlled group and is allocated to the Company by its Parent.

Under the asset and liability method, deferred income taxes are recognized for the tax consequences of "temporary differences" by applying enacted statutory tax rates applicable for future years to differences between financial statement basis and tax basis of existing assets and liabilities. The effect of tax rate changes on deferred taxes is recognized in the income tax provision in the period that includes the enactment date.

The income tax provision was allocated as follows for the years ended December 31:

(In thousands of dollars)	2006	2005
Loss from continuing operations	$ -	$ 11,965
Income (loss) from discontinued operations	-	(227)
Parent's stockholders' equity	-	-
Income tax provision	$ -	$ 11,738

The Company did not report a benefit for federal and state income taxes in the 2006 financial statements because the tax benefit of the loss has been offset by the maintenance of a full valuation allowance.

The components of income taxes attributable to income from continuing operations, net of valuation allowance, consisted of the following for the years ended December 31:

(In thousands of dollars)	2006	2005
Federal		
Current	$ -	$ (44)
Deferred	-	9,130
State and Local		
Current	-	(152)
Deferred	-	3,031
Total income tax expense (benefit)	$ -	$ 11,965

The expected income tax expense (benefit) using the federal statutory rate differs from income tax expense (benefit) from continuing operations as a result of the following for the years ended December 31:

(In thousands of dollars)	2006	2005
Income taxes at federal statutory rate	$ (4,418)	$ (2,735)
State and local income taxes, net of federal income taxes and state valuation allowance	-	1,900
Tax exempt interest income, net	(494)	(773)
Meals and entertainment	140	236
Other compensation	396	-
Other	275	(368)
Change in federal valuation allowance	4,101	13,705
Total income tax expense (benefit)	$ -	$ 11,965

The temporary differences that give rise to significant portions of deferred tax assets and liabilities consisted of the following at December 31:

(In thousands of dollars)	2006	2005
Investments	$ 13	$ 454
Deferred compensation	7,970	8,771
Deferred revenues	(442)	-
Accrued liabilities	555	246
Other	183	138
Capital loss carryforwards	1,652	-
Net operating loss carryforward	12,385	6,453
Total deferred tax asset	22,316	16,062
Less valuation allowance	(22,316)	(16,062)
Net deferred tax asset	$ -	$ -

The Company has recorded a valuation allowance at December 31, 2006 and 2005 as a result of uncertainties related to the realization of its net deferred tax asset. The valuation allowance was established as a result of weighing all positive and negative evidence, including the Company's history of cumulative losses over the past three years and the difficulty of forecasting future taxable income. The valuation allowance reflects the conclusion of management that it is more likely than not that the benefit of the deferred tax assets will not be realized. The Company recorded a net change in its deferred tax valuation allowance in 2006 of $4.2 million. At December 31, 2005, the Company recorded

a valuation allowance of approximately $18.1 million, including deferred tax assets of $2.0 million settled with the Parent.

At December 31, 2006 and 2005, respectively, the Company also had certain gross deferred tax assets of $0.0 million and $2.0 million, which have been settled with its Parent either in an intercompany account or equity.

At December 31, 2006 the Company had federal net operating loss carryforwards of $31.8 million, which will expire between 2024 and 2026. At December 31, 2006, the Company had state operating loss carryforwards for tax purposes approximating $23.9 million, which will expire between 2009 and 2026.

The Company applies the "with and without" intra-period tax allocation approach described in the Emerging Issues Task Force (EITF) release Topic D-32 in determining the order in which tax attributes are considered. Under this approach a windfall benefit is recognized in additional paid in capital only if an incremental benefit is provided after considering all other tax attributes presently available to the Company. The Company measures windfall tax benefits considering only the direct effects of the stock option deduction. In the current year, there were no windfall tax benefits, only tax shortfalls, the tax impact of which was offset by the change in the valuation allowance.

The company has elected to apply the alternative transition method to calculate the historical pool of windfall tax benefits available as of the date of adoption of FAS 123(R) as described in FASB Staff Position No. FAS 123(R)-3.

NOTE 12. **Benefit Plans**

First Albany Companies Inc., the Parent, has established several stock incentive plans through which employees of the Company may be awarded stock options, stock appreciation rights and restricted common stock, which expire at various times through April 30, 2015. In April 2006, the Board of Directors authorized an additional 500,000 shares to be granted under the 1999 LTIP Plan. The following table is a recap of all plans as of December 31, 2006:

Stock awards authorized for issuance	10,606,015
Stock awards used:	
Stock options granted and outstanding	1,826,826
Restricted stock awards granted and unvested	1,787,496
Options exercised and restricted stock awards vested	5,320,514
Options expired and no longer available	240,046
Total stock awards used	9,174,882
Stock awards available for future awards	1,431,133

Adoption of FAS 123(R)

For options granted prior to December 31, 2002, compensation expense was not required to be recognized in the consolidated financial statements. On January 1, 2003, the Parent and Company adopted FAS 123, using the prospective method of transition described in FAS 148. Under the fair value recognition provisions of FAS 123 and FAS 148, stock based compensation cost was measured at the grant date based on the award and was recognized as expense over the vesting period for awards granted after December 31, 2002.

On January 1, 2006, the Parent and Company adopted FAS 123(R). In adopting FAS 123(R), the Company applied the modified prospective application transition method. Under the modified prospective application method, prior period financial statements are not adjusted. Instead, the Company will apply FAS 123(R) for new awards granted after December 31, 2005, for any portion of awards that were granted after January 1, 1995 and have not vested by January 1, 2006 and for any outstanding liability awards. The impact of applying the nominal vesting period approach for awards with vesting upon retirement eligibility and the non-substantive approach was immaterial. Upon adoption of FAS 123(R) on January 1, 2006, the Company recognized an after-tax gain of approximately $0.4 million as the cumulative effect of a change in accounting principle, primarily attributable to the requirement to estimate forfeitures at the date of grant instead of recognizing them as incurred. The estimated forfeiture rate for 2006 was 25%.

For the twelve month period ended December 31, 2006, the effect of adopting FAS 123(R) was to increase the loss from continuing operations by $0.2 million, increase the loss before income taxes by $0.2 million, decrease the net loss by $0.2 million including the cumulative effect of an accounting change, increase cash flow from operations by $0.0, and increase cash flow from financing activities by $0.0.

For the twelve-month period ended December 31, 2006, including the cumulative effect of accounting change for 2006, total compensation expense for the Company, for share based payment arrangements was $6.9 million and the related tax benefit was $0.0. There were no significant modifications or plan design changes made during the twelve-month period ended December 31, 2006. At December 31, 2006, the total compensation expense for the Company, related to non-vested awards not yet recognized is $6.6 million, which is expected to be recognized over the remaining weighted average vesting period of 1.6 years. The amount of cash used to settle equity instruments granted under share based payment arrangements during the twelve-month period ended December 31, 2006 was $0.1 million.

The following table reflects the effect on net loss if the fair value based method had been applied to all outstanding and unvested awards in each period related to employees of the Company:

(In thousands of dollars)	2005
Net loss, as reported	$ (26,485)
Add: Stock-based employee compensation expense included in reported net loss, net of tax	169
Less: Total stock-based employee compensation expense determined under fair value based method for all awards, net of tax	(659)
Pro forma net loss	$ (26,975)

Options

Options granted under the plans established by the Parent have been granted at not less than fair market value, vest over a maximum of five years, and expire ten years after grant date. Option transactions for the two year period ended December 31, 2006, under the plans were as follows:

	Shares Subject To Option		Weighted Average Exercise Price
Balance at December 31, 2004	2,714,352	$	8.23
Options granted	15,000		6.73
Options exercised	(91,091)		5.75
Options forfeited	(145,452)		6.66
Balance at December 31, 2005	2,492,809	$	8.40
Options granted	-		-
Options exercised	(9,468)		5.77
Options forfeited	(656,515)		8.31
Balance at December 31, 2006	1,826,826	$	8.45

Options are exercisable when they become fully vested. The intrinsic value of options exercised during the twelve-month periods ending December 31, 2006 and 2005 was $7 thousand and $170 thousand, respectively. The amount of cash received from the exercise of stock options during the twelve-month period ended December 31, 2006 was $55 thousand. The tax benefit realized from the exercise of stock options during the twelve-month period ended December 31, 2006 was $0.0. Shares issued by the Company as a result of the exercise of stock options may be issued out of Treasury or authorized shares available. At December 31, 2006, 1,804,056 options were exercisable with an average exercise price of $8.40, and a remaining average contractual term of 4.3 years. At December 31, 2006, 1,826,826 options outstanding had an intrinsic value of $0.0.

The following table summarizes information about stock options outstanding under the plans, established by the Parent, at December 31, 2006:

			Outstanding			Exercisable	
Exercise Price Range			Shares	Average Life (years)	Average Exercise Price	Shares	Average Exercise Price
$4.60	-	$6.44	458,241	4.42	$ 5.70	457,967	$ 5.70
$6.53	-	$9.14	1,083,371	4.03	8.06	1,076,707	8.07
$9.47	-	$13.26	36,000	7.01	13.11	36,000	13.11
$13.35	-	$18.70	249,214	4.95	14.52	233,382	14.48
			1,826,826	4.31	$ 8.45	1,804,056	$ 8.40

At December 31, 2005, 2,329,671 options with an average exercise price of $8.25 were exercisable.

The Black-Scholes option pricing model is used to determine the fair value of options granted. There were no options granted in 2006. Significant assumptions used to estimate the fair value of share based compensation awards include the following:

	2005
Dividend yield	2.97%
Expected volatility	41.00%
Risk-free interest rate	3.80%
Expected lives (in years)	5.34
Weighted average fair value of options granted	$2.19

Since no options were granted in 2006, the above assumptions have not been established for 2006.

Restricted Stock

Restricted stock awards, under the plans established by the Parent, have been valued at the market value of the Company's common stock as of the grant date and are amortized over the period in which the restrictions are outstanding, which is typically 2-3 years. If an employee reaches retirement age (which per the plan is age 65), an employee will become 100% vested in all outstanding restricted stock awards. For those employees who will reach retirement age prior to the normal vesting date, the Company will amortize the expense related to those awards over the shorter period. Unvested restricted stock awards are typically forfeited upon termination although there are certain award agreements that may continue to vest subsequent to termination as long as other restrictions are followed. The amortization related to unvested restricted stock awards that continue to vest subsequent to termination is accelerated upon the employees' termination. Restricted stock awards for the twelve-month periods under the plans were as follows:

	Unvested Restricted Stock Awards	Weighted Average Grant-Date Fair Value
Balance at December 31, 2004	1,919,944	11.64
Granted	1,344,572	9.21
Vested	(700,580)	11.06
Fortified	(329,611)	11.14
Balance at December 31, 2005	2,234,325	$ 10.43
Granted	932,212	4.58
Vested	(1,011,993)	10.37
Forfeited	(366,480)	8.91
Balance at December 31, 2006	1,788,064	$ 7.73

The total fair value of awards vested, based on the fair market value of the stock on the vest date, during the twelve month periods ending December 31, 2006 and 2005 was $5.8 million and $5.4 million, respectively.

The fair market value of the awards will be amortized over the period in which the restrictions are outstanding, which is approximately three years. During 2006 and 2005, $6.8 million and $9.0 million were expensed to the Company related to restricted stock awards for the Company's employees. At December 31, 2006 and December 31, 2005, the Company's Parent had recorded $6.3 million and $12.5 million, respectively, in unearned compensation related to restricted stock issuances for employees of the Company.

Other

The Company also maintains a tax deferred profit sharing plan (Internal Revenue Code Section 401(k) Plan), which permits eligible employees to defer a percentage of their compensation. Company contributions to eligible participants may be made at the discretion of the Board of Directors. The Company expensed $0.2 million in each of the years ended December 31, 2006 and 2005, respectively.

The Company has various other incentive programs that are offered to eligible employees. These programs consist of cash incentives and deferred bonuses. Amounts awarded vest over periods ranging up to five years. Costs are amortized over the vesting period and approximated $1.8 million in 2006 and $1.9 million in 2005. The remaining amounts to be expensed are $0.6 million at December 31, 2006 and $0.8 million at December 31, 2005.

At December 31, 2006 and December 31, 2005, there was approximately $4.4 million and $5.1 million, respectively, of accrued compensation on the Statements of Financial Condition related to deferred compensation plans provided by the Company, which will be paid out between 2007 and 2016.

NOTE 13. **Net Capital Requirements**

The Company is subject to the SEC's Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital. The Company has elected to use the alternative method, permitted by the Rule, which requires that the Company maintain minimum net capital equal to 2% of aggregate debit balances arising from customer transactions, as defined, or $1 million, whichever is greater. At December 31, 2006, the Company had net capital of $19.5 million, which was 536.41% of aggregate debit balances and $18.5 million in excess of required minimum net capital.

NOTE 14. **Trading Activities**

As part of its trading activities, the Company provides to institutional clients, brokerage and underwriting services. While trading activities are primarily generated by client order flow, the Company also takes selective proprietary positions based on expectations of future market movements and conditions and to facilitate institutional client transactions. Interest revenue and expense are integral components of trading activities. In assessing the profitability of trading activities, the Company views net interest and principal transactions revenues in the aggregate. Certain trading activities expose the Company to market and credit risks.

Market Risk

Market risk is the potential change in an instrument's value caused by fluctuations in interest rates, equity prices, or other risks. The level of market risk is influenced by the volatility and the liquidity in the markets in which financial instruments are traded.

As of December 31, 2006, the Company had approximately $1.5 million of securities owned which were considered non-investment grade. Non-investment grade securities are defined as debt and preferred equity securities rated as BB+ or lower or equivalent ratings by recognized credit rating agencies. These securities have different risks than investment grade rated investments because the companies are typically more highly leveraged and therefore more sensitive to adverse economic conditions and the securities may be more thinly traded or not traded at all.

The Company seeks to mitigate market risk associated with trading inventories by employing hedging strategies that correlate interest rate, price, and spread movements of trading inventories and hedging activities. The Company uses a combination of cash instruments and derivatives to hedge its market exposures. The following discussion describes the types of market risk faced by the Company:

Interest Rate Risk: Interest rate risk arises from the possibility that changes in interest rates will affect the value of financial instruments. The decision to manage interest rate risk using futures or options as opposed to buying or selling short U.S. Treasury or other securities depends on current market conditions and funding considerations.

Equity Price Risk: Equity price risk arises from the possibility that equity security prices will fluctuate, affecting the value of equity securities.

The Company also has sold securities that it does not currently own and will therefore be obligated to purchase such securities at a future date. The Company has recorded these obligations in the financial statements at December 31, 2006 at market values of the related securities and will incur a loss if the market value of the securities increase subsequent to December 31, 2006.

Credit Risk

The Company is exposed to risk of loss if an issuer or counterparty fails to perform its obligations under contractual terms ("default risk"). Both cash instruments and derivatives expose the Company to default risk. The Company has established policies and procedures for mitigating credit risks on principal transactions, including reviewing and establishing limits for credit exposure, requiring collateral to be pledged, and assessing the creditworthiness of counter parties.

In the normal course of business, the Company executes, settles, and finances various customer securities transactions. Execution of these transactions includes the purchase and sale of securities by the Company. These activities may expose the Company to default risk arising from the potential that customers or counter parties may fail to satisfy their obligations. In these situations, the Company may be required to purchase or sell financial instruments at unfavorable market prices to satisfy obligations to other customers or counter parties. In addition, the Company seeks to control the risks associated with its customer margin activities by requiring customers to maintain collateral in compliance with regulatory and internal guidelines.

Liabilities to other brokers and dealers related to unsettled transactions (i.e., securities failed-to-receive) are recorded at the amount for which the securities were acquired, and are paid upon receipt of the securities from other brokers or dealers. In the case of aged securities failed-to-receive, the Company may purchase the underlying security in the market and seek reimbursement for losses from the counter party.

Concentrations of Credit Risk

The Company's exposure to credit risk associated with its trading and other activities is measured on an individual counter party basis, as well as by groups of counter parties that share similar attributes. Concentrations of credit risk can be affected by changes in political, industry, or economic factors. The Company's most significant industry credit concentration is with financial institutions. Financial institutions include other brokers and dealers, commercial banks, finance companies, insurance companies and investment companies. This concentration arises in the normal course of the Company's brokerage, trading, financing, and underwriting activities. To reduce the potential for concentration risk, credit limits are established and monitored in light of changing counter party and market conditions. The Company also purchases securities and may have significant positions in its inventory subject to market and credit risk. Should the Company find it necessary to sell such a security, it may not be able to realize the full carrying value of the security due to the significance of the position sold. In order to control these risks, securities positions are monitored on at least a daily basis along with hedging strategies that are employed by the Company.

NOTE 15. Derivative Financial Instruments

The Company does not engage in the proprietary trading of derivative securities with the exception of highly liquid treasury and municipal index futures contracts and options. These index futures contracts and options are used primarily to hedge securities positions in the Company's inventory. Gains and losses on these financial instruments are included as revenues from principal transactions. Trading profits and losses relating to these financial instruments were as follows for the years ending December 31:

(In thousands of dollars)	2006	2005
Trading profits-state and municipal bond	$ 2,124	$ 3,236
Index futures hedging	453	(1,621)
Net revenue	$ 2,577	$ 1,615

The contractual or notional amounts related to the index futures contracts were as follows at December 31:

(In thousands of dollars)	2006	2005
Average notional or contract market value	$ (56,018)	$ (49,983)
Year end notional or contract market value	$ (56,798)	$ (18,699)

The contractual or notional amounts related to these financial instruments reflect the volume and activity and do not reflect the amounts at risk. The amounts at risk are generally limited to the unrealized market valuation gains on the instruments and will vary based on changes in market value. Futures contracts are executed on an exchange, and cash settlement is made on a daily basis for market movements. Open equity in the futures contracts in the amount of $2.4 million and $1.0 million at December 31, 2006 and 2005, respectively, are recorded as other assets. The settlements of the aforementioned transactions are not expected to have a material adverse effect on the financial condition of the Company.

NOTE 16. Discontinued Operations

In May 2006, the Company closed its Taxable Fixed Income corporate bond division and in 2000 the Company sold its Private Client Group.

Amounts reflected in the Statements of Operations are presented in the following table:

	Twelve Months ended December 31,	
(In thousands of dollars)	2006	2005
Net revenues		
Taxable Fixed Income	$ 3,083	$ 14,029
Private Client Group	-	50
Total net revenues	3,083	14,079
Expenses		
Taxable Fixed Income	5,586	20,031
Private Client Group	84	750
Total expenses	5,670	20,781
Loss before income taxes	(2,587)	(6,702)
Income tax benefit	-	(227)
Loss from discontinued operations, net of taxes	$ (2,587)	$ (6,475)

Taxable Fixed Income

The revenue and expense of the Taxable Fixed Income corporate bond division for the year ended December 31, 2006 include the activity of the operations, $1.7 million of costs related to the closing of this division, all of which was paid prior to December 31, 2006, as well as other various residual activity. The revenue and expense of the Taxable Fixed Income corporate bond division for the year ended December 31, 2005 represents the activity of the operations during that time period. No interest has been allocated to Taxable Fixed Income since this division was closed. Prior to closing this division, interest was allocated primarily based on the level of securities owned attributable to this division. The Company had allocated interest expense to Taxable Fixed Income in the amounts of $0.2 million and $0.7 million for the twelve months ended December 31, 2006 and 2005.

Private Client Group

The Private Client Group's expense for the year ended December 31, 2006 relates primarily to legal matters which were related to the operations prior to its disposal offset by the reversal of $0.3 million in costs related to previously impaired space which was put into service. The revenue and expense of the Private Client Group for the year ended December 31, 2005 relate primarily to legal matters which were related to the operations prior to its disposal. For the periods presented, interest was not allocated to the Private Client Group.

NOTE 17. New Accounting Standards

SFAS No. 157, Fair Value Measurements

In September 2006, the Financial Accounting Standards Board ("FASB") issued SFAS No. 157, *Fair Value Measurements*. This statement defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles in the United States of America, and expands disclosures about fair value measurements. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. Therefore, SFAS No. 157 will be effective for our fiscal year beginning January 1, 2008. The Company is currently evaluating the impacts of SFAS No. 157.

SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities—Including an amendment of FASB Statement No. 115

In February 2007, the Financial Accounting Standards Board ("FASB") issued SFAS No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities—Including an amendment of FASB Statement No. 115*. This Statement permits entities to choose to measure many financial instruments and certain other items at fair value. The objective is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. This Statement is expected to expand the use of fair value measurement, which is consistent with the Board's long-term measurement objectives for accounting for financial instruments. SFAS No. 159 is effective for financial statements issued for fiscal years beginning after November 15, 2007. Therefore, SFAS No. 159 will be effective for our fiscal year beginning January 1, 2008. The Company is currently evaluating the impacts of SFAS No. 159.

FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes

In July 2006, the Financial Accounting Standards Board ("FASB") issued FASB Interpretation No. 48, *Accounting for Uncertainty in Income Taxes* ("FIN No. 48"). FIN No. 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with FASB Statement No. 109, *Accounting for Income Taxes*. FIN No. 48 prescribes a recognition threshold and measurement of a tax position taken or expected to be taken in a tax return. FIN No. 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. FIN No. 48 establishes a two-step process for evaluation of tax positions. The first step is recognition, under which the enterprise determines whether it is more-likely-than-not that a tax position will be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position. The enterprise is required to presume the position will be examined by the appropriate taxing authority that has full knowledge of all relevant information. The second step is measurement, under which a tax position that meets the more-likely-than-not recognition threshold is measured to determine the amount of benefit to recognize in the financial statements. The tax position is measured at the largest amount of benefit that is greater than 50 percent likely of being realized upon ultimate settlement. FIN No. 48 is effective for fiscal years beginning after December 15, 2006. Therefore, FIN No. 48 is effective for our fiscal year beginning January 1, 2007. The cumulative effect of adopting FIN No. 48 is required to be reported as an adjustment to the opening balance of retained earnings (or other appropriate components of equity) for that fiscal year, presented separately. The Company is currently analyzing the impact of adopting FIN No. 48. At this time the Company does not anticipate that FIN No. 48 will have a significant impact on the financial statements.

NOTE 18. **Subsequent Events**

Stock Based Compensation Awards

On January 26, 2007, the Company's Parent announced that the Board of Directors of the Company's Parent approved a Program designed to incentivize employees and better align their interest with those of the Company's shareholders. The Program covers selected current employees of the Company and is comprised of two components. First, the employees will be allowed to rescind outstanding restricted share awards and the Company will grant them stock appreciation rights. Second, the Company will reprice outstanding out-of-the-money stock options held by the employees. Stock appreciation rights granted, and stock options repriced, pursuant to the closing market price of Parent's stock following the completion of the offers to the employees.

The reprice component is subject to shareholder approval. In addition, the Parent intends to seek shareholder approval for the increase in the number of shares that may be issued upon exercise of stock appreciation rights, although such approval is not necessary for the issuance or exercise of the stock appreciation rights. The Parent intends to seek such approvals at its next regular annual shareholders meeting.

The rescission of outstanding restricted share awards and the grants of stock appreciation rights will be affected pursuant to an offer expected to commence in the first quarter of 2007. The repricing will be effected pursuant to an offer expected to commence following shareholder approval. The financial impact of the Program on the Company will depend on the rate of employee participation, the value of the Parent's common stock in the future and the shareholder approvals referred to above. The Program could result in the issuance of up to an additional 4.8 million shares of the Parent's common stock. (See "Benefit Plans" Note.)

Other

On February 16, 2007, Gordon J. Fox voluntarily resigned his employment with First Albany Capital Inc. as Executive Managing Director and Chief Operations Officer. Mr. Fox also served as Executive Managing Director of the Company's Parent, First Albany Companies Inc. The Company does not currently intend to replace Mr. Fox, but instead has distributed his duties and responsibilities among other employees.

SCHEDULE I

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

At December 31, 2006

(In thousands of dollars)

Total stockholder's equity		$	31,344
Add liabilities subordinated to claims of general creditors			4,424
Other allowable credits			2,500
Total capital and allowable subordinated liabilities			38,268
Deductions and/or charges for non-allowable assets (Schedule IA)	5,413		
Additional charges:			
Aged fail-to-deliver	39		
Aged short security differences	9		
Customers' security accounts	86		
Other deductions	882		
Total deductions and charges			6,429
Net capital before haircuts			31,839
Haircuts on securities, computed, where applicable, pursuant to 15c3-1(f):			
Bankers' acceptance, certificate of deposit	191		
United States government obligations	574		
State and municipal government obligations	7,339		
Corporate obligations	1,484		
Stocks and warrants	1,732		
Options	209		
Undue concentration	771		
Other	22		
Total haircuts on securities			12,322
Net capital		$	19,517

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

At December 31, 2006
(In thousands of dollars)

Net capital requirement:		
2% of combined aggregate debit items as shown in formula for reserve requirements pursuant to Rule 15c3-3	$	73
Minimum net capital requirement	$	1,000
Net capital requirement (greater of 2% of aggregate debits or minimum net capital requirement)	$	1,000
Excess net capital	$	18,517
Percentage of net capital to aggregate debits		536.41%
Percentage of net capital, after anticipated capital withdrawals, to aggregate debits		427.52%
Net capital in excess of the greater of 5% of combined aggregate debit items or 120% of minimum net capital requirements	$	18,317

SCHEDULE IA
SCHEDULE OF NON-ALLOWABLE ASSETS
At December 31, 2006
(In thousands of dollars)

Securities owned, not readily marketable, at estimated fair value	$	303
Marketable securities owned, with 100% haircut pursuant to 15c3-1 regulations		315
Exchange memberships, at cost		1
Dividend and interest receivables greater than 30 days		17
Loans and advances		547
Due from syndicate managers		454
Prepaid expenses		1,246
Underwriting income receivable		1,569
Receivable from Parent and Affiliates		156
Other non-allowable assets		805
Total non-allowable assets	$	5,413

SCHEDULE II

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

At December 31, 2006

(In thousands of dollars)

CREDIT BALANCES:		
Free credit balances and other credit balances in customers' security accounts	$	1,845
Monies borrowed collateralized by securities carried for the accounts of customers		10
Monies payable against customers' securities loaned		-
Customers' securities failed to receive		70
Credit balances in firm accounts, which are attributable to principal sales to customers		1
Market value of short security count differences over 30 calendar days		9
Market value of short securities and credits in all suspense accounts over 30 calendar days		80
Other		-
TOTAL CREDITS		2,015
DEBIT BALANCES:		
Debit balances in customers' cash and margin accounts excluding unsecured accounts and account doubtful of collection, net of deduction pursuant to Note E, Exhibit A, Rule 15c3-3		2,894
Securities borrowed to effectuate short sales by customers and securities borrowed to make delivery on customers' securities failed to deliver		-
Failed to deliver of customers' securities not older than 30 calendar days		744
Margin required and on deposit with the Options Clearing Corp. for all option contracts written or purchased in customer accounts		-
Aggregate debit items		3,638
Less 3% (for alternative method)		(109)
TOTAL 15c3-3 DEBITS		3,529
RESERVE COMPUTATION		
Excess of total debits over total credits	$	1,514
Required deposit	$	-
Amount held on deposit in "Reserve Bank Account(s)", including value of qualified securities, at December 31, 2006	$	5,200
Amount of subsequent (withdrawals) and deposits		(2,600)
TOTAL AMOUNT HELD ON DEPOSIT IN "RESERVE BANK ACCOUNT(S)"	$	2,600

STATEMENT PURSUANT TO PARAGRAPH (d) (4) OF RULE 17a-5

There are no material differences between this computation and the corresponding computation in the unaudited Part II Focus Report as of December 31, 2006.

SCHEDULE III

INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
At December 31, 2006
(In thousands of dollars)

The market valuation and the number of items of:

1. Customers' fully paid securities and excess margin securities not in the respondent's possession or control as of the report date (for which instructions to reduce to possession or control had been issued as of the report date) but for which the required action was not taken by respondent within the time frames specified under Rule 15c3-3.

	$ 0
A. Number of items	0

2. Customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of the report date, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3.

	$ 0
A. Number of items	0

END